Exhibit 99.1

2Q 2024

Results

July 24, 2024

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

July 24, 2024  |  Page 1

HIGHLIGHTS

Monterrey, Mexico, July 24, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the second quarter of 2024.

•	FEMSA: Total Consolidated Revenues grew 12.2% compared to 2Q23.
•	FEMSA Retail[1]: Proximity Americas total Revenues increased 8.9% versus 2Q23.
•	DIGITAL: Spin by OXXO had 7.9 million active users[2] representing a 37.0% growth compared to 2Q23 while Spin Premia had 22.8 million active loyalty users[2] representing a 44.3% growth compared to 2Q23 and an average tender[3] of 36.1%.
•	COCA-COLA FEMSA: Total volume and revenues grew 7.5% and 13.1%, respectively against 2Q23.

Financial Summary for the Second Quarter 2024

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
	2Q24	YTD24	2Q24	YTD24	2Q24	YTD24	2Q24	YTD24
FEMSA Consolidated	12.2%	11.6%	19.1%	14.9%	15.8%	14.9%
Proximity Americas	8.9%	11.8%	17.2%	18.4%	7.6%	9.1%	4.1%	6.6%
Proximity Europe	5.8%	7.0%	8.8%	9.9%	41.0%	82.3%	N.A.	N.A.
Health	(0.4)%	(1.3)%	(0.2)%	(4.4)%	(14.8)%	(28.0)%	(1.1)%	(0.3)%
Fuel	16.2%	14.7%	12.5%	7.8%	24.1%	13.1%	15.9%	14.6%
Coca-Cola FEMSA	13.1%	12.7%	17.2%	15.0%	13.8%	13.0%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

During the second quarter, we continued to see good momentum and strong performance from our core business units. Once again, most of our operations, including the two that contribute most to our results, delivered solid numbers. Proximity Americas saw a deceleration in the pace of same-store sales growth in Mexico against a tough comparison base, due in part to a shift in the timing of Holy Week celebrations, volatile weather, and the restriction of alcohol sales ahead of the national election, but offset by stellar gross margin and solid store expansion. Despite a challenging expense environment, Proximity Americas generated solid growth in operating income. For its part, Coca-Cola FEMSA delivered a remarkable set of numbers showing double-digit increases across its own income statement, driven once again by strong volume and revenue growth in its major markets.

We continued to see good results at Valora and OXXO Gas, with both businesses delivering double-digit growth in operating income. However, at our Health division we again faced competitive headwinds in Mexico offset by a stable performance in Chile and continued solid results in Colombia retail, and we are laser-focused with our plans to change the trajectory in Mexico to bring it in line with the positive dynamics we see elsewhere at FEMSA. Finally, at Digital, we continued to add users and advance towards our ecosystem objectives.

During the quarter, we also made strides on the execution of our capital allocation framework, actively utilizing both the dividend and share buyback levers to return capital to shareholders. And in early July, we received the remaining payments for the divestiture of our stake in Jetro Restaurant Depot, and we signed agreements to divest our refrigeration and foodservice equipment operations, as we continue to act on our stated objectives.

I want to thank our entire team for yet another quarter of excellent effort and results. We are maintaining the push into the second half of the year, confident that we can further maintain our positive momentum.

1  FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

2  Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

    Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

3 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

July 24, 2024  |  Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

2Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q24	2Q23	Var.
Total Revenues	198,745	177,169	12.2%
Gross Profit	82,440	69,204	19.1%
Gross Profit Margin (%)	41.5	39.1	240	bps
Income from Operations	17,626	15,216	15.8%
Operating Margin (%)	8.9	8.6	30	bps
Adjusted EBITDA[2]	28,614	24,525	16.7%
EBITDA Margin (%)	14.4	13.8	60	bps
Net Income	15,669	8,926	75.5%

Net Debt ex-KOF1

Amounts expressed in millions of Mexican Pesos (Ps.)

As of June 30, 2024	Ps.		US$[3]
Cash and Investments	131,153		7,182
Financial Debt	68,946		3,776
Lease Liabilities	98,226		5,379
Net debt	36,020		1,972
ND / Adjusted EBITDA	0.64	x	-

Total revenues increased 12.2% in 2Q24 compared to 2Q23, driven by growth across most of our business units and despite Holy week holidays having occurred in 2Q23 vs. in 2Q24, and volatile weather conditions.

Gross profit increased 19.1%. Gross margin increased 240 basis points, mainly reflecting margin expansions in Proximity Americas, Proximity Europe and Coca-Cola Femsa; and stable margins in FEMSA’s Health and Fuel operations.

Income from operations increased 15.8% mainly driven by growth in most of our business units, which was partially offset by a decrease in the Health division. The consolidated operating margin was 8.9% as a percentage of total sales, an expansion of 30 basis points, mainly explained by an expansion in the Proximity Europe division and stable margins in Proximity Americas, Coca-Cola FEMSA, and Fuel operations.

Our effective income tax rate was 29.6% in 2Q24 compared to 28.9% in 2Q23. Our income tax provision was Ps. 6,555 million in 2Q24.

Net consolidated income was Ps. 15,669 million, compared to Ps. 8,926 million in 2Q23, increasing 75.5%, reflecting: i) a non-cash foreign exchange gain of Ps. 6,131 million related to FEMSA’s U.S. dollar-denominated cash position and derivative financial instruments positively impacted by the depreciation of the Mexican peso; ii) a non-operating expense of Ps. 137 million compared to an income of Ps. 9,511 million in the 2Q23, mostly reflecting the divestment of FEMSA’s minority stake in Jetro and dividends received from Heineken in 2023; iii) a higher interest income of Ps. 4,136 million related to an increase in our cash balance; and iv) a higher interest expense of Ps. 5,599 million, compared to Ps. 2,399 million in 2Q23, reflecting a benefit in the 2Q23 from a one-time gain related to the repurchase of debt.

Net majority income was Ps. 3.52 per FEMSA Unit4 and US$1.93 per FEMSA ADS3.

Net Debt / EBITDA. As of June 30, 2024, the cash and investments were Ps. 131,153 million and total debt was Ps. 167,172 million, resulting in a net debt of Ps. 36,019 million. Net Debt / EBITDA ratio ex-KOF was 0.6x.

Capital expenditures amounted Ps. 11,312 million, 5.7% as a percentage of total sales, and an increase of 35.1% compared to the 2Q23, mainly driven by higher investments in Coca-Cola FEMSA and Proximity Americas on ongoing investment initiatives aimed at organic growth and improving our productivity, efficiency, and competitiveness.

1 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

2 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges.

Adjusted EBITDA ex-KOF: FEMSA Consolidated EBITDA as described above – Coca-Cola FEMSA’s Consolidated EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

3 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2024 was 18.2610 MXN per USD.

4 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2024 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 24, 2024  |  Page 3

PROXIMITY AMERICAS OXXO (Mexico & Latam1)

2Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2Q24	2Q23	Var.
Same-store sales (thousands of Ps.)	1,057.8	1,016.4	4.1%
Total Revenues	78,526	72,099	8.9%
Gross Profit	34,627	29,543	17.2%
Gross Profit Margin (%)	44.1	41.0	310	bps
Income from Operations	7,757	7,211	7.6%
Income from Operations Margin (%)	9.9	10.0	(10	)bps
Adjusted EBITDA	11,781	10,473	12.5%
Adjusted EBITDA Margin (%)	14.7	14.5	20	bps

Net Additions Vs. comparable quarter	Store Base As of 2Q24 LTM	Same-Store Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 8.9% in 2Q24 compared to 2Q23, reflecting 4.1% average same-store sales for the Proximity Americas Division, driven by 4.7% growth in average customer ticket and a decrease of 0.6% in store traffic. These figures reflect a solid performance given that the Holy Week occurred in the 1Q24 vs. 2Q24, a strong comparison base, volatile weather conditions, and the restriction of alcohol sales ahead of the national election. Categories such as water and candy posted positive results, which were partially offset by a negative mix effects with declines in beer and soft drinks. During the quarter, the OXXO store base in Mexico & Latam expanded by 390 units to reach 1,621 total net store additions for the last twelve months. As of June 30, 2024, Proximity Americas had a total of 23,680 OXXO stores. The decline in net additions in the 2Q24 vs. 2Q23 is mainly related to a stronger start of openings this year than usual and does not reflect a change in the total expected openings in Mexico this year.

Gross profit reached 44.1% of total revenues, reflecting a 310-basis points expansion resulting from higher contribution of financial services and an increase in commercial income, as well as revenue growth management initiatives which contributed to better pricing dynamics.

Income from operations represented 9.9% of total revenues, 10 basis points below 2Q23. Operating expenses increased 20.3% to Ps. 26,870 million, mainly reflecting higher operating expenses as we build our platform in South America, an increase in labor expenses across operations, and our ongoing investments to enhance our commercial capabilities such as market segmentation and product assortment.

1 OXXO Latam: OXXO Colombia, Chile and Peru.

July 24, 2024  |  Page 4

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 36.6% in 2Q24 compared to 2Q23, driven by an average same-store sales increase of 14.7%, driven by strong performance in groceries and home hygiene categories and the addition of 93 net new Bara stores for the last twelve months. During the quarter, the Bara store base expanded by 15 units reaching a total of 389 Bara stores as of June 30, 2024.

Grupo Nós2

Total revenues of OXXO Brazil in 2Q24 grew 88.9%3 year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the region which resulted in same-store sales growth of 22.0%3, as well as the addition of 179 net new OXXO stores for the last twelve months. During the quarter, the store base expanded by 14 units. As of June 30, 2024, we had a total of 525 OXXO stores.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 In local currency, BRL

July 24, 2024  |  Page 5

PROXIMITY EUROPE Valora

2Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q24	2Q23	Var.
Total Revenues	11,466	10,833	5.8%
Gross Profit	4,964	4,561	8.8%
Gross Profit Margin (%)	43.3	42.1	120	bps
Income from Operations	445	316	41.0%
Income from Operations Margin (%)	3.9	2.9	100	bps
Adjusted EBITDA	1,666	1,518	9.7%
Adjusted EBITDA Margin (%)	14.5	14.0	50	bps

Total revenues increased 5.8% in 2Q24 compared to 2Q23, reflecting robust performance across all countries. This was primarily driven by strong promotional income, and growth in both the retail sales and B2B business; this was partially offset by adverse weather conditions during the quarter. By the end of the period, Proximity Europe had 2,789 points of sale an increase of 17 points of sale in the last twelve months.

Gross profit reached 43.3% of total revenues, reflecting a 120 basis-point expansion driven by a sustained positive performance in the foodservice category and B2B business, a positive price-mix effect, and higher promotional income.

Income from operations represented 3.9% of total revenues, driven by contributions from the foodservice category and B2B business, and proportional increase of operating expenses to sales. Operating expenses rose by 6.4% to Ps. 4,519 million, primarily due to higher costs of rent and labor.

July 24, 2024  |  Page 6

HEALTH

2Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2Q24	2Q23	Var.
Same-store sales (thousands of Ps.)	1,102.8	1,114.8	(1.1)%
Total Revenues	18,894	18,962	(0.4)%
Gross Profit	5,719	5,728	(0.2)%
Gross Profit Margin (%)	30.3	30.2	10	bps
Income from Operations	775	910	(14.8)%
Income from Operations Margin (%)	4.1	4.8	(70	)bps
Adjusted EBITDA	1,766	1,934	(8.7)%
Adjusted EBITDA Margin (%)	9.3	10.2	(90	)bps

Net Additions Vs. comparable quarter	Locations As of 2Q24 LTM	Same-Store Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues decreased 0.4% in 2Q24 compared to 2Q23, impacted by several factors such a persistent negative competitive environment in Mexico coupled with a decline in Ecuador, these effects were partially offset by revenue growth in Chile and Colombia. During the quarter, the store base increased by 56 units reaching a total of 4,496 locations across our territories, as of June 30, 2024. This figure reflects the addition of 229 net new locations in the last twelve months. Same-store sales decreased by an average of 1.1%, reflecting the trends described above.

Gross profit was 30.3% of total revenues, stable year on year, reflecting higher retail sales in our operation in Colombia, and increased promotional activities in our operations in South America. These was partially offset by lower sales in Mexico and Ecuador.

Income from operations amounted to 4.1% of total revenues, resulting in a decline of 14.8%, which represents a sequential improvement compared to the 40% decline in the 1Q24, mainly explained by income from operations growth in Colombia and stable results in Chile, which were offset by declines in Mexico and Ecuador. Operating expenses increased 2.6% to Ps. 4,954 million, explained by expenses incurred from strategic adjustments to our value proposition in Mexico and the expansion of stores in Colombia, which were partially offset by tight expense control.

July 24, 2024  |  Page 7

FUEL

2Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	2Q24	2Q23	Var.
Same-station sales (thousands of Ps.)	8,643.9	7,457.6	15.9%
Total Revenues	16,796	14,455	16.2%
Gross Profit	1,954	1,736	12.5%
Gross Profit Margin (%)	11.6	12.0	(40	)bps
Income from Operations	704	567	24.1%
Income from Operations Margin (%)	4.2	3.9	30	bps
Adjusted EBITDA	1,026	861	19.2%
Adjusted EBITDA Margin (%)	6.1	6.0	10	bps

Net Additions Vs. comparable quarter	Service Station Base As of 2Q24 LTM	Same-Station Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 16.2% in 2Q24 compared to 2Q23, reflecting a 15.9% average same-station sales increase, driven by 10.0% growth in average volume and 5.4% increase in the average price per liter. These results were driven by a higher volume of retail and institutional sales, coupled with pricing strategies implemented during the quarter. The OXXO Gas retail network had 570 points of sale as of June 30, 2024.

Gross profit was 11.6% of total revenues compared to 12.0% in 2Q23, mainly reflecting our revenue growth management initiatives and higher revenues from our institutional sales.

Income from operations accounted for 4.2% of total revenues. Operating expenses increased 1.9% to Ps. 1,191 million driven by effective expense control and favorable operating leverage.

July 24, 2024  |  Page 8

FEMSA Retail Operations Summary

Currency-neutral terms where applicable

Total Revenue Growth (% vs year ago)

2Q24
Proximity Americas
OXXO[1]	8.9%
Mexico	8.5%
OXXO Latam[2]	25.3%

Other Proximity Americas formats
Bara	36.6%
OXXO Brazil[3]	88.9%

Proximity Europe[4]	12.6%
OXXO Gas	17.6%

FEMSA Health[5]
Chile	5.9%
Colombia	(3.3)%
Ecuador	(12.5)%
Mexico	(5.0)%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	FEMSA Health Include franchised stores in Ecuador.

Total Unit Growth (% vs year ago)

2Q24
Proximity Americas
OXXO	7.3%
Mexico	5.9%
OXXO Latam[1]	52.5%

Other Proximity Americas formats
Bara	31.4%
OXXO Brazil[2]	51.7%

Proximity Europe[3]	0.6%
OXXO Gas	0.0%

FEMSA Health
Chile	3.9%
Colombia	12.1%
Ecuador	1.8%
Mexico	5.1%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

2Q24
Proximity Americas
OXXO[1]	4.1%
Mexico	4.2%
OXXO Latam[2]	0.1%

Other Proximity Americas formats
Bara	14,7%
OXXO Brazil[3]	22.0%

Proximity Europe[4]	N.A.
OXXO Gas	15.9%

FEMSA Health[5]
Chile	2.3%
Colombia	18.3%
Ecuador	(5.3)%
Mexico	(4.8)%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.

July 24, 2024  |  Page 9

DIGITAL@FEMSA[1]

Spin by OXXO

Spin by OXXO acquired 0.9 million users during the quarter to reach 11.8 million total users in 2Q24, compared to 7.6 million users in 2Q23. This represents an increase of 56.2% YoY and a 3.8% compound monthly growth rate. Active users2 represented 66.9% of the total acquired user base representing 37.0% growth and reaching 7.9 million. Total transactions per month increased 13.4%3 during the quarter to reach an average of 57.5 million per month in 2Q24, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 3.1 million users during the quarter to reach 47.2 million total users in 2Q24, compared to 32.7 million users in 2Q23. This represents an increase of 44.1% YoY and a 3.1% compound monthly growth rate. Active users4 represented 48.3% of the total acquired user base representing 44.3% growth and reaching 22.8 million. The average tender5 during the quarter was 36.1%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the quarter-over-quarter growth of average monthly transactions.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

5 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

July 24, 2024  |  Page 10

RESULTS FOR THE FIRST SIX MONTHS OF 2024

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Six Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2024	2023	Var.
Total Revenues	375,507	336,594	11.6%
Gross Profit	150,779	131,258	14.9%
Gross Profit Margin (%)	40.2%	39.0%	120	bps
Income from Operations	30,582	26,607	14.9%
Operating Margin (%)	8.1	7.9	20	bps
Adjusted EBITDA[1]	51,919	45,320	14.6%
Adjusted EBITDA Margin (%)	13.8	13.5	30	bps
Consolidated Net Income	21,450	59,252	N.S.

Total revenues increased 11.6% reflecting growth across most of our operations.

Gross profit increased 14.9%. Gross margin increased 120 basis points to 40.2% of total revenues, reflecting a gross margin expansion at Proximity Americas, Coca-Cola FEMSA and the Proximity Europe Division. This was partially offset by margin contractions at the Fuel, and Health Divisions.

Income from operations rose by 14.9%. Our consolidated operating margin increased 20 basis points to 8.1% of total revenues, reflecting margin expansion at Proximity Europe, flat margins in Coca-Cola FEMSA and Fuel, partially offset by margin contractions at Health and Proximity Americas.

Our effective income tax rate was 31.9% for the six months of 2024, compared to 29.6% in 2023. Our income tax provision was Ps. 9,936 million for the six months of 2024.

Net consolidated income was Ps. 21,450 million reflecting; i) a challenging comparative base from the first six months of 2023, which included a gain of Ps. 40,606 million from the reclassification of FEMSA’s investment in Heineken to discontinued operations; ii) a non-operating expense of Ps. 624 million compared to an income of Ps. 9,471 million in the 2Q23, mostly reflecting the divestment of FEMSA’s minority stake in Jetro and dividends received from Heineken in 2023; iii) lower interest income of Ps. 6,837 million compared to Ps. 9,862 million in of 2023 attributable to a gain from the purchase of debt of US$1.7 billion during 2023; and iv) a higher interest expense amounting to Ps. 10,271 million compared to Ps. 5,653 in million reflecting a benefit in the 2023 from a one-time gain related to debt repurchase. This was partially offset by a non-cash foreign exchange gain of Ps. 5,008 million related to FEMSA’s U.S. dollar-denominated cash position and financial derivatives positive impacted by the depreciation of the Mexican peso.

Net majority income per FEMSA Unit2 was Ps.4.32 (US$2.37 per ADS).

Capital expenditures amounted to Ps. 18,882 million, an increase of 39.5% compared to 2023, reflecting our store expansion in Proximity Americas and higher investments in core capabilities across our business units.

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2024 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 24, 2024  |  Page 11

RECENT DEVELOPMENTS

•	In preparing our consolidated financial statements for the second quarter and six months ended June 30, 2024, we identified that certain transactions related to our non-core discontinued operations (Solistica and AlPunto) were incorrectly classified for the first quarter ended March 31, 2024 and the comparable period in 2023. We have attached to this press release reclassified information for the quarter ended March 31, 2024, that shows the variations from the previously reported information and the 2023 reclassified comparable figures; this can be found on page 23-24. It is important to highlight that these corrections do not impact the consolidated net profit of the Company in either period or the results of the business units which are reported individually for those periods.

No reclassification is required in our audited financial statements for the year ended December 31, 2023, and the information included in this press release for the second quarter and the six months ended June 30, 2024 reflects the correct classification.

•	On June 10, 2024, FEMSA announced that it has entered into a new derivative instrument in the form of an accelerated share repurchase transaction (“ASR”) to repurchase the Company’s American Depositary Shares (“ADSs”). Under the terms of this new ASR, FEMSA has agreed to repurchase up to USD $600 million of its ADSs. The total number of ADSs ultimately repurchased under this ASR will be based on the daily volume-weighted average price of the Company’s ADSs during the term of the ASR and subject to certain limitations. The final settlement of the ASR is expected to be completed, at the latest, in the fourth quarter of 2024.

Additionally, the Company announces the completion of the ASR announced in March 2024, with the final delivery of the shares repurchased thereunder made on May 28, 2024. The Company repurchased a total of approximately 3.2 million ADSs at an average price of USD $123.27 per ADS, for a total amount of USD $400 million.

•	On July 1, 2024, FEMSA received all remaining amounts related to the divestment of our stake in Jetro Restaurant Depot corresponding to USD $945 million.

•	On July 8, 2024, FEMSA announced that on June 4, 2024, it made a partial buyback offer in international markets (the “Repurchase Offer”), with respect to debt securities denominated in United States dollars, issued previously by FEMSA, through which it agreed to repurchase debt securities due 2050 for a principal amount of US$ 206.7 million. The settlement of the buyback was carried out on June 20, 2024, and simultaneously FEMSA canceled the total amount of securities repurchase.

•	On July 17, 2024, FEMSA announced it has reached a definitive agreement with Mill Point Capital LLC, a US based private equity firm, to divest FEMSA’s refrigeration and foodservice equipment operations, Imbera and Torrey, for a total amount of $8,000 million pesos (approximately USD $450 million), on a cash-free, debt-free basis.

This transaction represents an additional step in the continued execution of the FEMSA Forward plan that was communicated in February of 2023. The transaction is subject to regulatory approvals and other customary conditions, and is expected to close by the end of the year.

July 24, 2024  |  Page 12

CONFERENCE CALL INFORMATION

Our Second Quarter 2024 Conference Call will be held on: Wednesday, July 24, 2024, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/u8qgeyf5/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2024, which was 18.2610 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Ten pages of tables to follow

July 24, 2024  |  Page 13

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	198,745	100.0	177,169	100.0	12.2	375,507	100.0	336,594	100.0	11.6
Cost of sales	116,305	58.5	107,965	60.9	7.7	224,728	59.8	205,336	61.0	9.4
Gross profit	82,440	41.5	69,204	39.1	19.1	150,779	40.2	131,258	39.0	14.9
Administrative expenses	9,476	4.8	9,104	5.1	4.1	17,840	4.8	15,770	4.7	13.1
Selling expenses	55,170	27.8	44,224	25.0	24.7	101,969	27.2	88,369	26.3	15.4
Other operating expenses (income), net (1)	168	0.1	660	0.4	(74.6)	388	0.1	512	0.2	(24.1)
Income from operations (2)	17,626	8.9	15,216	8.6	15.8	30,582	8.1	26,607	7.9	14.9
Other non-operating expenses (income)	137		(9,511)		(101.4)	624		(9,471)		(106.6)
Interest expense	5,599		2,399		133.4	10,271		5,653		81.7
Interest income	4,136		1,546		167.4	6,837		9,862		(30.7)
Interest expense, net	1,463		852		71.7	3,434		(4,209)		(181.6)
Foreign exchange loss (gain)	(6,131)		6,527		(193.9)	(5,008)		9,183		(154.5)
Other financial expenses (income), net	47		(303)		(115.4)	337		8		N.S.
Financing expenses, net	(4,621)		7,077		(165.3)	(1,237)		4,982		(124.8)
Income before income tax and participation in associates results	22,109		17,649		25.3	31,195		31,096		0.3
Income tax	6,555		5,109		28.3	9,936		9,190		8.1
Participation in associates results (3)	(300)		(228)		31.7	(334)		(424)		(21.4)
Continued Operations net income (Loss)	15,255		12,372		23.3	20,925		21,486		(2.6)
Discontinued Operations net income (Loss)	414		(3,446)		(112.0)	525		37,766		(98.6)
Consolidated net income (Loss)	15,669		8,926		75.5	21,450		59,252		(63.8)
Net majority income	12,590		6,164		104.3	15,457		54,239		(71.5)
Net minority income	3,078		2,762		11.5	293		5,013		(94.2)

Operative Cash Flow & CAPEX	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Income from operations	17,626	8.9	15,216	8.6	15.8	30,582	8.1	26,607	7.9	14.9
Depreciation	7,981	4.0	7,663	4.3	4.1	15,870	4.2	15,286	4.5	3.8
Amortization & other non-cash charges	3,008	1.5	1,646	0.9	82.7	5,466	1.5	3,427	1.0	59.5
Adjusted EBITDA	28,614	14.4	24,525	13.8	16.7	51,919	13.8	45,320	13.5	14.6
CAPEX	11,312	5.7	8,375		35.1	18,882		13,531		39.5

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

July 24, 2024  |  Page 14

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Jun-24	Dec-23	% Inc.
Cash and cash equivalents	121,429	165,112	(26.5)
Investments	47,995	26,728	79.6
Accounts receivable	39,744	38,863	2.3
Inventories	57,769	58,222	(0.8)
Other current assets	55,962	41,415	35.1
Current Assets Available for sale	28,373	25,819	9.9
Total current assets	351,272	356,159	(1.4)
Investments in shares	27,449	26,247	4.6
Property, plant and equipment, net	150,440	141,530	6.3
Right of use	91,340	87,941	3.9
Intangible assets (1)	142,293	143,218	(0.6)
Other assets	57,623	50,761	13.5
TOTAL ASSETS	820,417	805,856	1.8

LIABILITIES & STOCKHOLDERS’ EQUITY	Jun-24	Dec-23	% Inc.
Bank loans	2,898	2,453	18.1
Current maturities of long-term debt	3,058	8,955	(65.9)
Interest payable	1,578	1,677	(5.9)
Current maturities of long-term leases	12,784	12,236	4.5
Operating liabilities	171,260	148,447	15.4
Short term liabilities available for sale	12,848	11,569	11.1
Total current liabilities	204,425	185,337	10.3
Long-term debt (2)	131,542	125,417	4.9
Long-term leases	87,581	83,838	4.5
Laboral obligations	7,554	6,920	9.2
Other liabilities	24,054	25,975	(7.4)
Total liabilities	455,156	427,487	6.5
Total stockholders’ equity	365,261	378,369	(3.5)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	820,417	805,856	1.8

	June 30, 2024
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	54.2%	9.1%
U.S. Dollars	26.8%	3.4%
Euros	7.1%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	0.7%	6.3%
Argentine pesos	0.3%	50.8%
Brazilian reais	10.0%	9.2%
Chilean pesos	1.0%	7.0%
Total debt	100.0%	7.2%

Fixed rate (2)	82.9%
Variable rate (2)	17.1%

DEBT MATURITY PROFILE	2024	2025	2026	2027	2028	2029+
% of Total Debt	3.7%	2.0%	9.3%	7.0%	11.7%	66.4%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

July 24, 2024  |  Page 15

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended June 30, 2024
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF[3]
Proximity Americas & Europe	2,667	-	2,667
Fuel	213	-	213
Health Division	414	-	414
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	2,785	(2,785)	-
Other[2]	(405)	-	(405)
FEMSA Consolidated	5,674	(2,785)	2,889

Dividends Received[3]	-	174	174

FEMSA Consolidated ex-KOF	5,674	(2,611)	3,063

	As of June 30, 2024
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	7,182	-	7,182
Coca-Cola FEMSA Cash & Equivalents	2,096	(2,096)	-
Cash & Equivalents	9,278	(2,096)	7,182

Financial Debt[4]	3,776	-	3,776
Coca-Cola FEMSA Financial Debt	3,754	(3,754)	-
Lease Liabilities	5,379	-	5,379
Coca-Cola FEMSA Lease Liabilities	117	(117)	-
Debt	13,026	(3,871)	9,155

FEMSA Net Debt	3,748	(1,775)	1,972

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for June 30, 2024 which was 18.2610 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$164 mm and EUR$8 mm during the last twelve months.

4 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

July 24, 2024  |  Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	78,526	100.0	72,099	100.0	8.9	148,611	100.0	132,970	100.0	11.8
Cost of sales	43,898	55.9	42,556	59.0	3.2	84,562	56.9	78,881	59.3	7.2
Gross profit	34,627	44.1	29,543	41.0	17.2	64,049	43.1	54,089	40.7	18.4
Administrative expenses	1,916	2.4	1,650	2.3	16.1	3,439	2.3	2,770	2.1	24.2
Selling expenses	24,857	31.7	20,632	28.6	20.5	47,687	32.1	39,577	29.8	20.5
Other operating expenses (income), net	97	0.1	50	0.1	94.6	188	0.1	70	0.1	167.9
Income from operations	7,757	9.9	7,211	10.0	7.6	12,735	8.6	11,672	8.8	9.1
Depreciation	2,989	4.1	3,033	4.2	(1.5)	5,882	4.2	6,055	4.6	(2.9)
Amortization & other non-cash charges	1,036	0.8	229	0.3	N.S.	1,893	0.8	443	0.3	N.S.
Adjusted EBITDA	11,781	14.7	10,473	14.5	12.5	20,510	13.6	18,170	13.7	12.9
CAPEX	4,749		3,258		45.8	8,020		5,606		43.0

Information of OXXO Stores
Total stores						23,680		22,059		7.3
Stores Mexico						22,658		21,389		5.9
Stores South America						1,022		670		52.5

Net new convenience stores:
vs. Last quarter	390		444		(12.2)
Year-to-date	814		601		35.4
Last-twelve-months	1,621		1,391		16.5

Same-store data: (1)
Sales (thousands of pesos)	1,057.8		1,016.4		4.1	1,009.3		946.4		6.6
Traffic (thousands of transactions)	18.8		19.0		(0.6)	18.2		18.1		0.7
Ticket (pesos)	56.1		53.6		4.7	55.5		52.4		5.9

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 24, 2024  |  Page 17

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	11,466	100.0	10,833	100.0	5.8	22,405	100.0	20,944	100.0	7.0
Cost of sales	6,502	56.7	6,272	57.9	3.7	12,711	56.7	12,120	57.9	4.9
Gross profit	4,964	43.3	4,561	42.1	8.8	9,694	43.3	8,824	42.1	9.9
Administrative expenses	826	7.2	768	7.1	7.6	1,675	7.5	1,520	7.3	10.2
Selling expenses	3,700	32.3	3,503	32.3	5.6	7,220	32.2	6,897	32.9	4.7
Other operating expenses (income), net	(8)	(0.1)	(26)	(0.2)	(70.9)	(34)	(0.2)	(50)	(0.2)	(32.6)
Income from operations	445	3.9	316	2.9	41.0	833	3.7	457	2.2	82.3
Depreciation	1,108	9.7	1,071	9.9	3.5	1,108	4.9	2,182	10.4	(49.2)
Amortization & other non-cash charges	112	1.0	131	1.2	(14.2)	1,395	6.2	207	1.0	N.S.
Adjusted EBITDA	1,666	14.5	1,518	14.0	9.7	3,336	14.9	2,846	13.6	17.2
CAPEX	288		80		N.S.	669		275		143.3

July 24, 2024  |  Page 18

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	18,894	100.0	18,962	100.0	(0.4)	37,048	100.0	37,536	100.0	(1.3)
Cost of sales	13,175	69.7	13,234	69.8	(0.4)	26,103	70.5	26,090	69.5	0.1
Gross profit	5,719	30.3	5,728	30.2	(0.2)	10,945	29.5	11,446	30.5	(4.4)
Administrative expenses	1,181	6.2	765	4.0	54.3	2,125	5.7	1,469	3.9	44.7
Selling expenses	3,773	20.0	4,011	21.2	(5.9)	7,442	20.1	8,032	21.4	(7.3)
Other operating expenses (income), net	(10)	(0.1)	42	0.2	(123.6)	1	0.0	33	0.1	(96.2)
Income from operations	775	4.1	910	4.8	(14.8)	1,376	3.7	1,912	5.1	(28.0)
Depreciation	720	3.8	767	4.0	(6.1)	1,532	4.1	1,550	4.1	(1.2)
Amortization & other non-cash charges	270	1.4	257	1.4	5.2	536	1.4	500	1.3	7.3
Adjusted EBITDA	1,766	9.3	1,934	10.2	(8.7)	3,445	9.3	3,962	10.6	(13.1)
CAPEX	391		385		1.5	559		618		(9.5)

Information of Stores
Total stores						4,496		4,267		5.4
Stores Mexico						1,743		1,659		5.1
Stores South America						2,753		2,608		5.6

Net new stores:
vs. Last quarter	56		81		(30.9)
Year-to-date	22		161		(86.3)
Last-twelve-months	229		369		(37.9)

Same-store data: (1)
Sales (thousands of pesos)	1,102.8		1,114.8		(1.1)	1,099.8		1,103.1		(0.3)

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

July 24, 2024  |  Page 19

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	16,796	100.0	14,455	100.0	16.2	31,652	100.0	27,595	100.0	14.7
Cost of sales	14,842	88.4	12,719	88.0	16.7	28,018	88.5	24,224	87.8	15.7
Gross profit	1,954	11.6	1,736	12.0	12.5	3,634	11.5	3,371	12.2	7.8
Administrative expenses	53	0.3	68	0.5	(22.7)	128	0.4	129	0.5	(0.7)
Selling expenses	1,143	6.8	1,101	7.6	3.9	2,259	7.1	2,151	7.8	5.0
Other operating expenses (income), net	(5)	(0.0)	-	-	N.S.	(17)	(0.1)	-	-	N.S.
Income from operations	704	4.2	567	3.9	24.1	1,234	3.9	1,091	4.0	13.1
Depreciation	249	1.5	281	1.9	(11.5)	194	0.6	559	2.0	(65.2)
Amortization & other non-cash charges	74	0.4	13	0.1	N.S.	438	1.4	30	0.1	N.S.
Adjusted EBITDA	1,026	6.1	861	6.0	19.2	1,866	5.9	1,680	6.1	11.1
CAPEX	86	0.5	44		97.5	94	0.3	68		38.9

Information of OXXO GAS Service Stations
Total stores						570		570		-
Net new convenience stores:
vs. Last quarter	0		0		-
Year-to-date	(1)		2		N.S
Last-twelve-months	0		1		N.S
Volume (millions of liters) total stations	661		616		7.3
Same-store data: (1)
Sales (thousands of pesos)	8,643.9		7,457.6		15.9	8,218.5		7,169.2		14.6
Traffic (thousands of liters)	396.5		360.4		10.0	382.2		348.1		9.8
Average price per liter	21.8		20.7		5.4	21.5		20.6		4.4

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

July 24, 2024  |  Page 20

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	69,456	100.0	61,428	100.0	13.1	133,685	100.0	118,641	100.0	12.7
Cost of sales	37,495	54.0	34,161	55.6	9.8	73,124	54.7	65,985	55.6	10.8
Gross profit	31,961	46.0	27,267	44.4	17.2	60,561	45.3	52,657	44.4	15.0
Administrative expenses	3,538	5.1	3,521	5.7	0.5	6,703	5.0	6,591	5.6	1.7
Selling expenses	18,096	26.1	15,274	24.9	18.5	34,735	26.0	29,979	25.3	15.9
Other operating expenses (income), net	595	0.9	(89)	(0.1)	N.S.	742	0.6	(182)	(0.2)	N.S.
Income from operations	9,746	14.0	8,562	13.9	13.8	18,380	13.7	16,269	13.7	13.0
Depreciation	2,657	3.8	2,403	3.9	10.6	5,219	3.9	4,717	4.0	10.6
Amortization & other non-cash charges	1,519	2.2	473	0.8	N.S.	2,349	1.8	944	0.8	148.9
Adjusted EBITDA	13,922	20.0	11,439	18.6	21.7	25,949	19.4	21,930	18.5	18.3
CAPEX	5,410		4,243		27.5	8,733		6,749		29.4

Sales Volumes
(Millions of unit cases)
Mexico and Central America	695.6	63.5	643.3	63.1	8.1	1,275.4	60.6	1,180.7	60.3	8.0
South America	130.8	11.9	135.3	13.3	(3.3)	271.4	12.9	276.6	14.1	(1.9)
Brazil	269.4	24.6	240.4	23.6	12.1	557.6	26.5	501.3	25.6	11.2
Total	1,095.8	100.0	1,018.9	100.0	7.5	2,104.4	100.0	1,958.5	100.0	7.5

July 24, 2024  |  Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2024	LTM (1) Jun-24	Jun-24		Jun-23
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.46%	4.78%	18.38	1.0000	17.07	1.0000
Colombia	0.65%	3.96%	4,148.04	0.0044	4,191.28	0.0041
Brazil	0.70%	2.46%	5.56	3.3059	4.82	3.5425
Argentina	6.29%	80.30%	912.00	0.0202	256.70	0.0665
Chile	0.74%	3.88%	944.34	0.0195	801.66	0.0213
Euro Zone	0.26%	2.05%	0.93	19.6711	0.91	18.7056

July 24, 2024  |  Page 22

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	As Reported					Adjusted
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	178,204	100.0	160,107	100.0	11.3	176,334	100.0	159,630	100.0	10.5
Cost of sales	107,980	60.6	96,781	60.4	11.6	108,157	61.3	97,599	61.1	10.8
Gross profit	70,224	39.4	63,326	39.6	10.9	68,178	38.7	62,031	38.9	9.9
Administrative expenses	8,419	4.7	6,636	4.1	26.9	8,348	4.7	6,728	4.2	24.1
Selling expenses	46,773	26.2	44,034	27.5	6.2	46,678	26.5	44,033	27.7	6.0
Other operating expenses (income), net (1)	265	0.1	(256)	(0.2)	(203.5)	216	0.1	(256)	(0.2)	(184.6)
Income from operations (2)	14,767	8.3	12,912	8.1	14.4	12,935	7.3	11,526	7.2	12.2
Other non-operating expenses (income)	2,426		307		690.2	487		228		113.6
Interest expense	4,716		3,574		32.0	4,655		3,268		42.5
Interest income	2,845		8,500		(66.5)	2,694		8,331		(67.7)
Interest expense, net	1,871		(4,926)		(138.0)	1,961		(5,062)		(138.7)
Foreign exchange loss (gain)	1,104		2,547		(56.7)	1,125		2,655		(57.6)
Other financial expenses (income), net	291		315		(7.6)	291		316		(7.9)
Financing expenses, net	3,266		(2,066)		(258.1)	3,376		(2,095)		(261.2)
Income before income tax and participation in associates results	9,073		14,671		(38.2)	9,072		13,393		(32.3)
Income tax	3,267		4,205		(22.3)	3,267		4,081		(20.0)
Participation in associates results (3)	(33)		(211)		(84.4)	(33)		(195)		(83.1)
Continued Operations net income (Loss)	5,774		11,041		(47.7)	5,774		9,117		(36.7)
Discontinued Operations net income (Loss)	110		39,288		(99.7)	110		41,212		(99.7)
Consolidated net income (Loss)	5,884		50,329		(88.3)	5,884		50,329		(88.3)
Net majority income	2,931		48,078		(93.9)	2,931		48,078		(93.9)
Net minority income	2,953		2,251		31.2	2,953		2,251		31.2

Operative Cash Flow & CAPEX	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Income from operations	14,767	8.3	12,912	8.1	14.4	12,935	7.3	11,526	7.2	12.2
Depreciation	7,868	4.4	7,757	4.8	1.4	7,868	4.5	7,757	4.9	1.4
Amortization & other non-cash charges	2,415	1.4	1,042	0.7	131.7	2,415	1.4	1,042	0.7	131.7
Adjusted EBITDA	25,049	14.1	21,712	13.6	15.4	23,217	13.2	20,326	12.7	14.2
CAPEX	7,371		5,080		45.1	7,371		5,080		45.1

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

July 24, 2024  |  Page 23

QUARTERLY RESULTS

Results are compared to the same period of previous year

Reported Financial Summary for the First Quarter 2024

Change vs. comparable period

	Total Revenues	Gross Profit	Income from Operations	Same-Store Sales
	1Q24	1Q24	1Q24	1Q24
FEMSA Consolidated	11.3%	10.9%	14.4%
Proximity Americas	15.1%	19.9%	11.5%	9.7%
Proximity Europe	8.2%	11.0%	175.0%	N.A.
Health	(2.3)%	(8.6)%	(40.0)%	(0.1)%
Fuel	13.9%	6.4%	1.4%	6.9%
Coca-Cola FEMSA	11.2%	11.7%	11.6%

Adjusted Financial Summary for the First Quarter 2024

Change vs. comparable period

	Total Revenues	Gross Profit	Income from Operations	Same-Store Sales
	1Q24	1Q24	1Q24	1Q24
FEMSA Consolidated	10.5%	9.9%	12.2%
Proximity Americas	15.1%	19.9%	11.5%	9.7%
Proximity Europe	8.2%	11.0%	175.0%	N.A.
Health	(2.3)%	(8.6)%	(40.0)%	(0.1)%
Fuel	13.9%	6.4%	1.4%	6.9%
Coca-Cola FEMSA	11.2%	11.7%	11.6%

Reported 1Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q24	1Q23	Var.
Total Revenues	178,204	160,107	11.3%
Income from Operations	14,767	12,912	14.4%
Operating Margin (%)	8.3	8.1	20	bps
Adjusted EBITDA[3]	25,049	21,712	15.4%
EBITDA Margin (%)	14.1	13.6	50	bps
Net Income	5,884	50,329	N.S.

Adjusted 1Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q24	1Q23	Var.
Total Revenues	176,334	159,630	10.5%
Income from Operations	12,935	11,526	12.2%
Operating Margin (%)	7.3	7.2	10	bps
Adjusted EBITDA[3]	23,217	20,326	14.2%
EBITDA Margin (%)	13.2	12.7	50	bps
Net Income	5,884	50,329	N.S.

July 24, 2024  |  Page 24

FUTURE-READY

SECOND QUARTER 2024 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx

Mexico City, July 19, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2024.

SECOND QUARTER HIGHLIGHTS

•	Volume growth 7.5%

•	Revenue growth 13.1%

•	Operating income growth 13.8%

•	Majority net income growth 13.8%

•	Earnings per share[1] were Ps. 0.33. (Earnings per unit were Ps. 2.67 and per ADS were Ps. 26.69.)

•	More than half of our customer base are now digital buyers. Completed rollout of Juntos+ v. 4.0 in Mexico and Brazil

FIRST SIX MONTHS HIGHLIGHTS

•	Volume growth 7.5%

•	Revenue growth 12.7%

•	Operating income growth 13.0%

•	Majority net income growth 19.9%

•	Earnings per share[1] were Ps. 0.63. (Earnings per unit were Ps. 5.04 and per ADS were Ps. 50.45.)

FINANCIAL SUMMARY FOR THE SECOND QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q24	YTD 2024	2Q24	YTD 2024	2Q24	YTD 2024	2Q24	YTD 2024
	Consolidated	13.1%	12.7%	17.2%	15.0%	13.8%	13.0%	13.8%	19.9%
As Reported	Mexico & Central America	15.3%	14.0%	17.8%	15.3%	12.0%	12.6%
	South America	9.2%	10.5%	16.0%	14.5%	19.6%	13.9%

	Consolidated	17.9%	18.0%	22.0%	20.4%	17.5%	18.1%
Comparable (2)	Mexico & Central America	15.6%	14.9%	18.1%	16.1%	12.3%	13.5%
	South America	22.3%	23.3%	31.4%	29.7%	36.3%	30.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"As we close a positive first half of the year, I am encouraged by the progress we are making in implementing a long-term sustainable growth model. For the second quarter, we delivered solid volume growth in Mexico, Central America, and Brazil, achieving double-digit consolidated revenue and operating income growth. We also continued progressing towards becoming our customers’ preferred commercial platform, completing the rollout of Juntos+ version 4.0 in Mexico and Brazil, while beginning its implementation in Guatemala, Panama, and Colombia. This version features advanced analytics and a more user-friendly interface. Now more than half of our total customer base are digital buyers.

Last May, our resilience and ability to respond to challenges was put to the test by the severe flooding that impacted the south of Brazil. I want to take a moment to express our heartfelt support to all of the people affected by this flooding and to recognize the leadership and swift actions taken by our team to ensure the wellbeing of our Brazilian collaborators as well as their families and to provide effective community support while also mitigating operational disruptions.

Looking ahead, our priorities for the year remain clear: continue building on the growth momentum of our core business, take Juntos+ to the next level, continue developing our customer-centric culture, and implementing initiatives to foster a sustainable future.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q24 Results	Page 2 of 17
July 19, 2024

RECENT DEVELOPMENTS

•	On May 10, 2024, Coca-Cola FEMSA announced the suspension of operations at its Porto Alegre plant, resulting from the floods that impacted the southern state of Rio Grande do Sul in Brazil. The Company, working together with FEMSA, The Coca-Cola Company, and the rest of the Coca-Cola System in Brazil, focused its efforts on providing support and ensuring the safety and wellbeing of its employees and their families, as well as providing support to local communities as the top priority. In addition, the Company implemented initiatives to mitigate operating disruptions, such as sourcing finished product from surrounding territories and setting up alternative sales and distribution networks to serve its customers. The Company has now completed site cleaning and is working towards a gradual reopening of this facility.

•	On July 16, 2024, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.19 per share, for a total cash distribution of Ps. 3,193.26 million.

•	On July 19, 2024, Coca-Cola FEMSA and FEMSA announced their inclusion in the FTSE4Good Emerging Markets Latin America Index for the ninth consecutive year. This recognition underscores both companies’ sustainability performance.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q24 Results	Page 3 of 17
July 19, 2024

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2024	2Q 2023	Δ%	Δ%
Total revenues	69,456	61,428	13.1%	17.9%
Gross profit	31,961	27,267	17.2%	22.0%
Operating income	9,746	8,562	13.8%	17.5%
Adj. EBITDA (2)	13,922	11,439	21.7%	27.0%

Volume increased 7.5% to 1,095.8 million unit cases, driven by volume growth in most of our territories, including a strong performance in Mexico, Brazil, Guatemala, and our Central America South territories, partially offset by a decrease in Argentina and Uruguay.

Total revenues increased 13.1% to Ps. 69,456 million. This increase was driven mainly by solid volume growth, partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 17.9%.

Gross profit increased 17.2% to Ps. 31,961 million, and gross margin increased 160 basis points to 46.0%. This expansion was driven mainly by our top-line growth, coupled with favorable packaging costs and favorable hedging initiatives. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 22.0%

Operating income increased 13.8% to Ps. 9,746 million, and operating margin increased 10 basis points to 14.0%. This resilient margin performance was driven mainly by operating leverage and operating expense efficiencies, offsetting a non-cash operating foreign exchange loss driven by the depreciation of the Mexican Peso, increases in operating expenses such as labor, freight, and maintenance, and non-recurring expenses related to the flooding in the South of Brazil. Excluding currency translation effects, operating income increased 17.5%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results	Page 4 of 17
July 19, 2024

Comprehensive financing result recorded an expense of Ps. 885 million, compared to an expense of Ps. 1,377 million in the previous year. This decrease was driven mainly by a foreign exchange gain of Ps. 177 million as compared to a loss of Ps. 437 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real.

In addition, we recognized a gain of Ps. 61 million in financial instruments as compared to a loss of Ps. 68 million as compared to the same period of the previous year related to an increase in the long-term interest rates in Brazil.

These effects were partially offset by higher interest expenses, net, of Ps. 1,157 million as compared to Ps. 935 million in the same period of the previous year, mainly as a result of (i) lower interest income, and (ii) a slight increase in our interest expense.

Additionally, we recorded a lower gain in monetary positions in inflationary subsidiaries as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 34.9% as compared to 27.2% during the same period of 2023. This increase was driven mainly by inflationary effects, deferred taxes, and the recognition of a one-time effect related to previous acquisitions in Brazil.

Net income attributable to equity holders of the company was Ps. 5,608 million as compared to Ps. 4,926 million during the same period of the previous year. This increase was driven mainly by operating income growth and a decrease in our comprehensive financing result that was partially offset by an increase in our effective tax rate. Earnings per share1 were Ps. 0.33 (Earnings per unit were Ps. 2.67 and per ADS were Ps. 26.69.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q24 Results	Page 5 of 17
July 19, 2024

CONSOLIDATED FIRST six months RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2024	YTD 2023	Δ%	Δ%
Total revenues	133,685	118,641	12.7%	18.0%
Gross profit	60,561	52,657	15.0%	20.4%
Operating income	18,380	16,269	13.0%	18.1%
Adj. EBITDA (2)	25,949	21,930	18.3%	24.6%

Volume increased 7.5% to 2,104.4 million unit cases, driven by volume growth in most of our territories, including a strong performance in Mexico, Brazil, Colombia, Guatemala, and our Central America South territories, partially offset by a decrease in Argentina and Uruguay.

Total revenues increased 12.7% to Ps. 133,685 million. This increase was driven mainly by solid volume growth, partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 18.0%.

Gross profit increased 15.0% to Ps. 60,561 million, and gross margin expanded 90 basis points to 45.3%. This gross profit increase was driven mainly by our top-line growth, coupled with favorable packaging costs and hedging initiatives. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 20.4%.

Operating income increased 13.0% to Ps. 18,380 million, and operating margin remained flat at 13.7%. This stable margin performance was driven by i) increases in operating expenses such as labor, freight, and maintenance, ii) a tough comparison base that included a non-cash operating foreign exchange gain in Mexico, as compared to a loss during the second quarter of this year, and iii) non-recurring expenses related to the flooding in the South of Brazil. These effects were offset by top-line growth and operating expense efficiencies. Excluding currency translation effects, operating income increased 18.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results	Page 6 of 17
July 19, 2024

Comprehensive financing result recorded an expense of Ps. 2,080 million, compared to an expense of Ps. 2,774 million in the previous year. This decrease is explained mainly by a foreign exchange gain of Ps. 204 million as compared to a loss of Ps. 1,066 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the first six months of 2024.

Additionally, we recorded a gain of Ps. 15 million in financial instruments as compared to a loss of Ps. 15 million as compared to the same period of the previous year.

In addition, we recognized an interest expense of Ps. 3,648 million as compared to an expense of Ps. 3,678 million in the same period of the previous year, mainly as a result of a lower interest expense related to the maturity of a Mexican Peso denominated bond, partially offset by new financing in Mexico and Argentina.

These effects were partially offset by a lower interest income of Ps. 1,307 million as compared to Ps. 1,866 million during the same period of the previous year, mainly as a result of a decrease in interest rates in Brazil and Mexico. Additionally, we recorded a lower gain in monetary positions in inflationary subsidiaries of Ps. 42 million, as compared to a gain of Ps. 120 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 32.9% as compared to 29.6% during the same period of 2023. This increase was driven mainly by inflationary effects and deferred taxes.

Net income attributable to equity holders of the company increased 19.8% to reach Ps. 10,598 million during the first six months of 2024, as compared to Ps. 8,837 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. Earnings per share1 were Ps. 0.63 (Earnings per unit were Ps. 5.04 and per ADS were Ps. 50.45.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q24 Results	Page 7 of 17
July 19, 2024

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2024	2Q 2023	Δ%	Δ%
Total revenues	45,067	39,088	15.3%	15.6%
Gross profit	21,948	18,635	17.8%	18.1%
Operating income	7,291	6,509	12.0%	12.3%
Adj. EBITDA (2)	9,882	8,229	20.1%	20.4%

Volume increased 8.1% driven by growth across our territories in the division. Mexico volumes grew 7.9%, volumes in Guatemala grew 12.6%, and volumes in Central America South grew 6.2%.

Total revenues increased 15.3% to Ps. 45,067 million, driven mainly by volume growth. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. Excluding currency translation effects, total revenues increased 15.6%.

Gross profit increased 17.8% to Ps. 21,948 million, and gross margin expanded 100 basis points to 48.7%. This margin expansion was driven mainly by our top-line growth, favorable packaging costs, and hedging initiatives. These effects were partially offset by an increase in sweetener costs. Excluding currency translation effects, gross profit increased 18.1%.

Operating income increased 12.0% to Ps. 7,291 million, and operating margin contracted 50 basis points to 16.2%. This growth was driven mainly by our top-line growth and expense efficiencies. These effects were partially offset by a non-cash operating foreign exchange loss driven by the depreciation of the Mexican Peso, coupled with increases in operating expenses such as labor, freight, and maintenance. Excluding currency translation effects, operating income increased 12.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results	Page 8 of 17
July 19, 2024

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2024	2Q 2023	Δ%	Δ%
Total revenues	24,389	22,341	9.2%	22.3%
Gross profit	10,014	8,632	16.0%	31.4%
Operating income	2,455	2,053	19.6%	36.3%
Adj. EBITDA (2)	4,040	3,209	25.9%	46.5%

Volume increased 6.5%, driven mainly by 12.1% growth in Brazil and 1.0% growth in Colombia. This growth was partially offset by a 9.9% decline in Argentina and a 12.1% decline in Uruguay.

Total revenues increased 9.2% to Ps. 24,389 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 22.3%.

Gross profit increased 16.0% to Ps. 10,014 million, and gross margin expanded 250 basis points to 41.1%. This increase was driven mainly by our top-line growth, declining packaging costs, and favorable hedging strategies. This growth was partially offset by increases in sweeteners costs and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 31.4%.

Operating income increased 19.6% to Ps. 2,455 million in the second quarter of 2024, resulting in an operating margin expansion of 90 basis points to 10.1%. This increase was driven mainly by operating leverage resulting from top-line growth, partially offset by higher fixed costs and expenses; non-recurring expenses related to the flooding in the South of Brazil; and the top-line contraction from Argentina. Excluding currency translation effects, operating income increased 36.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results	Page 9 of 17
July 19, 2024

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 2Q24 Results	Page 10 of 17
July 19, 2024

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 272 million consumers. With over 104,000 employees, the company markets and sells approximately 4 billion unit cases through more than 2.1 million points of sale a year. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Index MILA Pacific Alliance, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q24 Results	Page 11 of 17
July 19, 2024

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(7)
Transactions (million transactions)	6,372.8		5,933.0		7.4%	7.4%	12,330.8		11,500.2		7.2%	7.2%
Volume (million unit cases)	1,095.8		1,018.9		7.5%	7.5%	2,104.4		1,958.5		7.5%	7.5%
Average price per unit case	61.89		58.31		6.1%		61.77		58.70		5.2%
Net revenues	69,297		61,283		13.1%		133,359		118,285		12.7%
Other operating revenues	159		145		9.6%		326		356		-8.4%
Total revenues (2)	69,456	100.0%	61,428	100.0%	13.1%	17.9%	133,685	100.0%	118,641	100.0%	12.7%	18.0%
Cost of goods sold	37,495	54.0%	34,161	55.6%	9.8%		73,124	54.7%	65,984	55.6%	10.8%
Gross profit	31,961	46.0%	27,267	44.4%	17.2%	22.0%	60,561	45.3%	52,657	44.4%	15.0%	20.4%
Operating expenses	21,621	31.1%	18,796	30.6%	15.0%		41,438	31.0%	36,571	30.8%	13.3%
Other operative expenses, net	672	1.0%	(46)	NA	NA		864	0.6%	(78)	NA	NA
Operative equity method (gain) loss in associates(3)	(78)	NA	(44)	NA	77.2%		(122)	NA	(105)	NA	16.1%
Operating income (5)	9,746	14.0%	8,562	13.9%	13.8%	17.5%	18,380	13.7%	16,269	13.7%	13.0%	18.1%
Other non operative expenses, net	63	0.1%	228	0.4%	-72.2%		(27)	0.0%	351	0.3%	-107.6%
Non Operative equity method (gain) loss in associates (4)	45	0.1%	31	0.1%	NA		58	0.0%	165	0.1%	NA
Interest expense	1,836		1,769		3.7%		3,648		3,678		-0.8%
Interest income	678		834		-18.7%		1,307		1,866		-29.9%
Interest expense, net	1,157		935		23.8%		2,341		1,812		29.2%
Foreign exchange loss (gain)	(177)		437		NA		(204)		1,066		-119.1%
Loss (gain) on monetary position in inflationary subsidiaries	(34)		(63)		-46.0%		(42)		(120)		-64.9%
Market value (gain) loss on financial instruments	(61)		68		NA		(15)		15		NA
Comprehensive financing result	885		1,377		-35.7%		2,080		2,774		-25.0%
Income before taxes	8,752		6,926		26.4%		16,269		12,978		25.4%
Income taxes	3,044		1,881		61.8%		5,329		3,860		38.1%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,709		5,045		13.2%		10,941		9,118		20.0%
Net income attributable to equity holders of the company	5,608	8.1%	4,926	8.0%	13.8%	18.7%	10,598	7.9%	8,837	7.4%	19.9%	26.1%
Non-controlling interest	101	0.1%	119	0.2%	NA		342	0.3%	281	0.2%	21.8%

Adj. EBITDA & CAPEX	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(7)
Operating income (5)	9,746	14.0%	8,562	13.9%	13.8%	17.5%	18,380	13.7%	16,269	13.7%	13.0%	18.1%
Depreciation	2,657		2,397		10.8%		5,219		4,717		10.7%
Amortization and other operative non-cash charges	1,519		480		216.7%		2,349		945		148.7%
Adj. EBITDA (5)(6)	13,922	20.0%	11,439	18.6%	21.7%	27.0%	25,949	19.4%	21,930	18.5%	18.3%	24.6%
CAPEX(8)	5,512		4,252		29.6%		8,693		6,749		28.8%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)	As of June 30, 2024, the investment in fixed assets effectively paid is equivalent to Ps. 9,422 million.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(6)
Transactions (million transactions)	3,565.3		3,303.6		7.9%	7.9%	6,584.4		6,130.4		7.4%	7.4%
Volume (million unit cases)	695.6		643.3		8.1%	8.1%	1,275.4		1,180.7		8.0%	8.0%
Average price per unit case	64.48		60.44		6.7%		64.68		61.40		5.3%
Net revenues	45,078		39,081				82,922		72,693
Other operating revenues	(11)		6				(11)		12
Total Revenues (2)	45,067	100.0%	39,088	100.0%	15.3%	15.6%	82,911	100.0%	72,705	100.0%	14.0%	14.9%
Cost of goods sold	23,119	51.3%	20,452	52.3%			43,075	52.0%	38,151	52.5%
Gross profit	21,947.5	48.7%	18,635.4	47.7%	17.8%	18.1%	39,835.6	48.0%	34,554.2	47.5%	15.3%	16.1%
Operating expenses	14,240.6	31.6%	12,251.8	31.3%			26,354.4	31.8%	23,310.5	32.1%
Other operative expenses, net	478	1.1%	(101)	NA			597	0.7%	(212)	NA
Operative equity method (gain) loss in associates (3)	(62)	NA	(24)	NA			(88)	NA	(64)	NA
Operating income (4)	7,291	16.2%	6,509	16.7%	12.0%	12.3%	12,972	15.6%	11,520	15.8%	12.6%	12.6%
Depreciation, amortization & other operating non-cash charges	2,591	5.8%	1,720	4.4%			4,654	5.6%	3,415	4.7%
Adj. EBITDA (4)(5)	9,882	21.9%	8,229	21.1%	20.1%	20.4%	17,626	21.3%	14,935	20.5%	18.0%	18.0%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, among others.

(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable(6)
Transactions (million transactions)	2,807.5		2,629.4		6.8%	6.8%	5,746.4		5,369.8		7.0%	7.0%
Volume (million unit cases)	400.2		375.7		6.5%	6.5%	829.0		777.9		6.6%	6.6%
Average price per unit case	57.39		54.66		5.0%		57.29		54.60		4.9%
Net revenues	24,219		22,202				50,437		45,592
Other operating revenues	171		139				337		344
Total Revenues (2)	24,389	100.0%	22,341	100.0%	9.2%	22.3%	50,774	100.0%	45,936	100.0%	10.5%	23.3%
Cost of goods sold	14,375	58.9%	13,709	61.4%			30,049	59.2%	27,833	60.6%
Gross profit	10,014	41.1%	8,632	38.6%	16.0%	31.4%	20,725	40.8%	18,103	39.4%	14.5%	29.7%
Operating expenses	7,380	30.3%	6,544	29.3%			15,083	29.7%	13,261	28.9%
Other operative expenses, net	195	0.8%	55	0.2%			267	0.5%	134	0.3%
Operative equity method (gain) loss in associates (3)	(16)	NA	(20)	NA			(34)	NA	(41)	NA
Operating income (4)	2,455.3	10.1%	2,053.2	9.2%	19.6%	36.3%	5,408.2	10.7%	4,748.7	10.3%	13.9%	30.7%
Depreciation, amortization & other operating non-cash charges	1,585	6.5%	1,156	5.2%			2,915	5.7%	2,246	4.9%
Adj. EBITDA (4)(5)	4,040	16.6%	3,209	14.4%	25.9%	46.5%	8,323	16.4%	6,995	15.2%	19.0%	38.4%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos, among others.

(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 13 of 17

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Jun-24	Dec-23	% Var.
Current Assets
Cash, cash equivalents and marketable securities	38,271	31,060	23%
Total accounts receivable	16,803	17,749	-5%
Inventories	12,413	11,880	4%
Other current assets	7,290	7,049	3%
Total current assets	74,777	67,738	10%
Non-Current Assets	-	-
Property, plant and equipment	142,619	133,406	7%
Accumulated depreciation	(58,855)	(54,676)	8%
Total property, plant and equipment, net	83,764	78,730	6%
Right of use assets	2,738	2,388	15%
Investment in shares	9,458	9,246	2%
Intangible assets and other assets	100,283	101,162	-1%
Other non-current assets	17,007	14,256	19%
Total Assets	288,028	273,520	5%

Liabilities & Equity	Jun-24	Dec-23	% Var.
Current Liabilities
Short-term bank loans and notes payable	622	140	345%
Suppliers	25,653	27,351	-6%
Short-term leasing Liabilities	756	752	1%
Other current liabilities	38,782	26,673	45%
Total current liabilities	65,813	54,916	20%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	67,929	65,074	4%
Long Term Leasing Liabilities	2,138	1,769	21%
Other long-term liabilities	17,255	18,056	-4%
Total liabilities	153,136	139,815	10%
Equity	-	-
Non-controlling interest	6,751	6,680	1%
Total controlling interest	128,141	127,025	1%
Total equity	134,892	133,705	1%
Total Liabilities and Equity	288,028	273,520	5%

	June 30, 2024
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	60.9%	3.7%	8.8%
U.S. Dollars	17.1%	53.2%	4.6%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	20.0%	18.8%	9.2%
Argentine Pesos	0.7%	0.0%	50.8%
Total Debt	100%	22.8%	8.4%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	2Q 2024	FY 2023	Δ%
Net debt including effect of hedges (1)(3)	31,218	37,794	-17.4%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.62	0.81
Adj. EBITDA/ Interest expense, net (1)	11.09	11.86
Capitalization (2)	33.8%	32.8%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3)  After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 2Q24 Results	Page 14 of 17
July 19, 2024

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	2Q 2024					2Q 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	402.3	44.1	108.1	45.0	599.5	375.9	37.0	104.4	38.1	555.5	7.9%
Guatemala	45.2	2.8	-	2.6	50.5	40.5	2.0	-	2.3	44.8	12.6%
CAM South	37.4	1.5	1.0	5.7	45.6	34.9	1.7	0.6	5.7	43.0	6.2%
Mexico and Central America	484.8	48.3	109.1	53.3	695.6	451.3	40.7	105.1	46.2	643.3	8.1%
Colombia	64.5	9.4	4.0	7.1	85.0	63.9	9.3	3.5	7.5	84.2	1.0%
Brazil (3)	224.0	18.9	2.4	24.2	269.4	203.5	15.2	2.0	19.7	240.4	12.1%
Argentina	26.8	4.2	1.7	2.5	35.1	30.0	4.3	1.1	3.6	39.0	-9.9%
Uruguay	8.7	1.4	-	0.6	10.7	8.8	2.9	-	0.5	12.2	-12.1%
South America	324.0	33.8	8.1	34.3	400.2	306.1	31.8	6.5	31.2	375.7	6.5%
TOTAL	808.8	82.2	117.2	87.7	1,095.8	757.5	72.5	111.6	77.4	1,018.9	7.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	2Q 2024				2Q 2023				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	2,230.1	297.6	313.2	2,840.9	2,102.2	258.6	268.0	2,628.9	8.1%
Guatemala	334.4	19.0	27.0	380.4	305.7	15.6	23.6	344.9	10.3%
CAM South	271.2	15.0	57.9	344.1	255.5	14.2	60.1	329.8	4.3%
Mexico and Central America	2,835.7	331.5	398.1	3,565.3	2,663.5	288.4	351.7	3,303.6	7.9%
Colombia	475.2	95.7	58.7	629.6	472.7	98.3	79.4	650.4	-3.2%
Brazil (3)	1,498.6	163.5	277.3	1,939.4	1,346.4	135.2	223.3	1,704.9	13.8%
Argentina	138.0	26.1	21.9	185.9	158.4	28.6	31.6	218.5	-14.9%
Uruguay	42.2	5.5	4.7	52.5	41.4	10.4	3.9	55.6	-5.7%
South America	2,154.0	290.7	362.7	2,807.5	2,018.8	272.4	338.2	2,629.4	6.8%
TOTAL	4,989.7	622.2	760.8	6,372.8	4,682.3	560.8	689.9	5,933.0	7.4%

Revenues

Expressed in million Mexican Pesos	2Q 2024	2Q 2023	Δ %
Mexico	37,474	32,299	16.0%
Guatemala	3,846	3,316	16.0%
CAM South	3,746	3,473	7.9%
Mexico and Central America	45,067	39,088	15.3%
Colombia	4,785	4,041	18.4%
Brazil (4)	16,443	15,109	8.8%
Argentina	2,154	2,220	-3.0%
Uruguay	1,007	971	3.8%
South America	24,389	22,341	9.2%
TOTAL	69,456	61,428	13.1%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 1,033.1 million for the second quarter of 2024 and Ps. 1,511.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q24 Results	Page 15 of 17
July 19, 2024

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2024					YTD 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	734.7	75.4	197.9	81.8	1,089.8	685.4	63.4	192.0	73.4	1,014.2	7.5%
Guatemala	86.5	5.1	-	4.8	96.4	75.8	3.6	-	4.6	84.0	14.7%
CAM South	73.0	3.1	2.0	11.2	89.2	66.5	3.5	1.0	11.3	82.4	8.3%
Mexico and Central America	894.2	83.6	199.9	97.7	1,275.4	827.8	70.5	193.1	89.3	1,180.7	8.0%
Colombia	130.5	19.9	8.1	14.7	173.3	125.2	18.1	6.8	14.5	164.6	5.2%
Brazil (3)	464.1	39.6	5.1	48.7	557.6	421.8	34.6	4.7	40.2	501.3	11.2%
Argentina	56.2	9.3	3.7	5.5	74.8	65.9	9.8	2.5	8.5	86.7	-13.7%
Uruguay	18.8	3.3	-	1.3	23.3	19.1	5.0	-	1.1	25.3	-7.7%
South America	669.6	72.2	16.9	70.3	829.0	632.1	67.5	13.9	64.3	777.9	6.6%
TOTAL	1,563.8	155.7	216.9	168.0	2,104.4	1,459.8	138.1	207.0	153.6	1,958.5	7.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2024				YTD 2023			YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	4,097.6	516.5	573.8	5,187.9	3,867.4	449.9	522.7	4,840.0	7.2%
Guatemala	642.1	34.7	49.9	726.7	573.0	28.9	46.3	648.2	12.1%
CAM South	527.5	30.2	112.2	669.9	491.2	27.5	123.5	642.2	4.3%
Mexico and Central America	5,267.2	581.4	735.9	6,584.4	4,931.6	506.3	692.5	6,130.4	7.4%
Colombia	954.4	204.8	124.2	1,283.4	920.8	189.8	157.0	1,267.7	1.2%
Brazil (3)	3,059.1	343.6	551.8	3,954.4	2,749.5	305.4	449.5	3,504.4	12.8%
Argentina	286.6	58.4	48.6	393.6	341.7	63.4	73.0	478.1	-17.7%
Uruguay	91.0	12.7	11.2	114.9	91.6	18.3	9.6	119.5	-3.9%
South America	4,391.2	619.4	735.8	5,746.4	4,103.7	577.0	689.1	5,369.8	7.0%
TOTAL	9,658.3	1,200.8	1,471.6	12,330.8	9,035.2	1,083.3	1,381.6	11,500.2	7.2%

Revenues

Expressed in million Mexican Pesos	YTD 2024	YTD 2023	Δ %
Mexico	68,328	59,528	14.8%
Guatemala	7,244	6,333	14.4%
CAM South	7,338	6,844	7.2%
Mexico and Central America	82,911	72,705	14.0%
Colombia	9,668	7,784	24.2%
Brazil (4)	34,279	31,078	10.3%
Argentina	4,730	4,975	-4.9%
Uruguay	2,096	2,098	-0.1%
South America	50,774	45,936	10.5%
TOTAL	133,685	118,641	12.7%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 2,529.1 million for the first six months of 2024 and Ps. 2,961.0 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q24 Results	Page 16 of 17
July 19, 2024

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	2Q24	YTD
Mexico	4.78%	0.59%	1.38%
Colombia	6.91%	1.51%	3.96%
Brasil	3.69%	0.94%	2.46%
Argentina	274.07%	15.59%	80.30%
Costa Rica	-0.52%	0.01%	0.12%
Panama	1.19%	0.42%	1.09%
Guatemala	3.25%	0.69%	1.19%
Nicaragua	5.38%	2.10%	2.99%
Uruguay	3.95%	0.79%	3.47%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q24	2Q32	Δ %	YTD 24	YTD 23	Δ %
México	17.21	17.72	-2.9%	17.10	18.21	-6.1%
Colombia	3,928.59	4,426.37	-11.2%	3,924.42	4,592.50	-14.5%
Brasil	5.22	4.95	5.4%	5.09	5.07	0.2%
Argentina	886.47	232.18	281.8%	860.46	212.30	305.3%
Costa Rica	516.43	544.44	-5.1%	516.72	555.87	-7.0%
Panama	1.00	1.00	-79.8%	1.00	1.00	-80.3%
Guatemala	7.77	7.82	-0.6%	7.79	7.82	-0.4%
Nicaragua	36.62	36.40	0.6%	36.62	36.35	0.8%
Uruguay	38.75	38.61	0.4%	38.82	38.89	-0.2%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-24	Jun-23	Δ %	Mar-24	Mar-23	Δ %
México	18.38	17.07	7.6%	16.68	18.11	-7.9%
Colombia	4,148.04	4,191.28	-1.0%	3,842.30	4,627.27	-17.0%
Brasil	5.56	4.82	15.3%	5.00	5.08	-1.7%
Argentina	912.00	256.70	255.3%	858.00	209.01	310.5%
Costa Rica	528.80	549.48	-3.8%	506.60	545.95	-7.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.77	7.85	-1.0%	7.79	7.80	-0.1%
Nicaragua	36.62	36.44	0.5%	36.62	36.35	0.8%
Uruguay	39.99	37.41	6.9%	37.55	38.65	-2.8%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q24 Results	Page 17 of 17
July 19, 2024